UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd

Room 918, Jingding Building,

Xicheng District, District, Beijing,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Information on the Reverse Share Split

On September 2, 2025, the Company announced a reverse stock split of its ordinary shares at a ratio of five (5) to one (1), the par value of the Company’s Class A and Class B ordinary shares will be increased from US$0.025 per share to US$0.125 per share.(the “Reverse Share Split”). The Reverse Share Split will become effective as of September 5, 2025 (the “Effective Date”). The Company’s ordinary shares will begin trading on a split-adjusted basis when the Nasdaq Global Market (“Nasdaq”) opens for trading at 9:00 a.m. EST on Friday, Sepetmber 5, 2025 under the existing trading symbol “TIRX,” but the ordinary shares will trade under a new CUSIP number, G8884K136. A copy of the press release announcing the Reverse Share Split is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated September 2, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: September 3, 2025	By:	/s/ Baohai Xu
	Name:	Baohai Xu
	Title:	Chief Executive Officer